Exhibit 99.1

TSXV: SGN #750-1095 W. Pender St. Vancouver, BC V6E2M6 WWW.SCORPIOGOLD.COM

SCORPIO GOLD DRILLS 3.38 G/T GOLD OVER 33.31 METRES FROM 138.90 METRES AT THE GOLDWEDGE TARGET AT MANHATTAN

Highlights

●	Hole 26MN-109 returned, at Goldwedge:

○	2.83 g/t gold over 11.89 metres (“m”) from 97.08 m and 9.46 g/t gold over 8.72 m from 126.00 m within the Zanzibar Formation.

○	3.38 g/t gold over 33.31 m from 138.90 m, including 6.90 g/t gold over 12.89 m from 138.90 m within the Gold Hill Formation and Manhattan Caldera Volcanics.

●	Hole 26MN-114 returned, along the Zanzibar Trend:

○	15.28 g/t gold over 2.56 m from 94.27 m and 0.98 g/t gold over 23.2 m from 112.13 m, including 5.11 g/t gold over 3.38 m from 112.13 m, within the Gold Hill Formation.

August 10, 2026 - Vancouver, British Columbia – Scorpio Gold Corp. (TSX-V: SGN, OTCQB: SRCRF, FSE: RY9) (“Scorpio Gold”, or the “Company”) is pleased to announce results from four step-out holes of the Phase Two drill program at the Manhattan District Project (“Manhattan”), Nevada, USA: 26MN-109, 26MN-111, 26MN-112, and 26MN-114, see Figure 1. The results are tabulated in Table 1 and discussed below. Scorpio Gold has drilled 109 drill holes to date from its Phase Two diamond drilling program, 25MN-011 through 25MN-045, 26MN-046 through 26MN-119, for a grand total of 31,391 m. With the results herein, Scorpio Gold has reported assays on 103 of these (25MN-011 through 25MN-045, 26MN-046 through 26MN-112, and 26MN-114, totalling 29,156 m, and assays are pending from 6 holes (26MN-113, 26MN-115 through 26MN-119), totalling 2,236 m. The pending results will be reported as they become available.

In addition to the Phase Two drill program, the Company is reviewing historic core that is available at Manhattan and analyzing any historic core and pulps for silver. This new silver data from historic materials is supplementary to silver data that has been collecting since 2024 on new core drilled by the Company. Silver, or a gold equivalent (“AuEq”), has not been used or included in any results to date. Any new significant results from historic core or pulps will be reported as they become available.

"We continue to deliver solid grade hole after hole at Manhattan, and 26MN-109 demonstrates that not only are the Paleozoic rocks hosting mineralization, but the Volcanics of the Manhattan Caldera have mineralization potential, with grades of 3.38 g/t gold over 33.31 metres. While these volcanic units were typically dismissed by previous operators, USGS dating shows the Volcanics were formed well before the mineralization was emplaced, which adds more targets to the Manhattan District.

The volcanic contact near Goldwedge is now its own defined target. Hole 26MN-109 is a 50-metre step-out that carried mineralization through four separate intervals, including 2.83 g/t gold over 11.89 metres and 9.46 g/t gold over 8.72 metres and 0.68 g/t gold over 12.62 metres from 177.21 metres entirely within fractured volcanics with vein-hosted mineralization. Testing the Volcanic contact and the ground beyond it is the next step for Goldwedge," said Harrison Pokrandt, VP Exploration for Scorpio Gold.

Figure 1. Surface Plan Map of drill holes. Map Inset areas shown in Figure 2.

Goldwedge: Drill hole 26MN-109 is an approximately 50 m step-out to drill holes 24MN-009 and 25MN-048. Recent drilling at Goldwedge, including the results within, has demonstrated consistently strong mineralization:

●	1.69 g/t gold over 55.70 m from 118.90 m (24MN-009)

●	0.59 g/t gold over 49.23 m from 31.69 m (26MN-048)

●	11.84 g/t gold over 8.39 m from 106.21 m (26MN-075)

●	1.27 g/t gold over 45.23 m from 137.95 m (26MN-086)

●	1.17 g/t gold over 21.58 m from 111.71 m (26MN-089)

●	2.04 g/t gold over 11.83 m from 115.67 m (26MN-091)

●	1.60 g/t gold over 33.53 m from 6.70 m (26MN-101)

●	2.05 g/t gold over 97.99 m from 64.16 m (26MN-110)

The Gap Zone: Drill hole 26MN-112 is a 50 m step-out to hole 25MN-011 and 25MN-013. The Gap Zone is the previously undrilled area that connects Goldwedge to the Reliance Trend and ultimately, the historic West Pit. First tested in early 2025, and including the results within, significant mineralization at the Gap Zone includes:

●	1.24 g/t gold over 92.81 m from 3.05 m (25MN-011)

●	1.27 g/t gold over 14.75 m from 194.95 m (25MN-013)

●	0.80 g/t gold over 33.13 m from 118.38 m (25MN-017)

●	0.94 g/t gold over 36.97 m from 162.95 m (25MN-020)

●	2.21 g/t gold over 7.38 m from 222.14 m (25MN-030)

Zanzibar Trend: Drill holes 26MN-111 and 26MN-114 are both approximately 50 m step-outs to multiple drill holes along the trend. These add to the significant mineralization encountered along the Zanzibar Trend, including:

●	3.14 g/t gold over 49.62 m from 59.95 m (25MN-044)

●	0.66 g/t gold over 57.64 m from 29.59 m (25MN-045)

●	2.10 g/t gold over 22.25 m from 34.14 m (26MN-063)

●	2.74 g/t gold over 16.49 m from 45.45 m (26MN-066)

●	12.78 g/t gold over 5.91 m from 134.51 m (26MN-067)

●	0.69 g/t gold over 23.23 m from 4.05 m (26MN-070)

●	2.68 g/t gold over 11.34 m from 0.76 m (26MN-071)

●	2.77 g/t gold over 12.68 m from 58.64 m (26MN-080)

Black Mammoth: Black Mammoth is a ~200+ m step-out from Goldwedge. Additional results at Black Mammoth will be reported as they become available. Significant mineralization includes:

●	0.75 g/t gold over 24.69 m from 230.12 m (26MN-053)

●	1.02 g/t gold over 40.23 m from 195.69 m (26MN-057)

●	0.62 g/t gold over 62.21 m from 230.43 m (26MN-069)

●	6.04 g/t gold over 4.86 m from 308.23 m (26MN-072)

●	0.58 g/t gold over 18.04 m from 311.05 m (26MN-078)

●	0.83 g/t gold over 18.01 m from 277.68 m (26MN-092)

●	2.56 g/t gold over 13.38 m from 293.28 m (26MN-096)

All 2026 drill holes tested within and beyond the Inferred Resource Constraining Pit (“IRCP”), targeting new mineralization outside of the 2025 MRE block model, see Figures 4 and 6. For further details see “Mineral Resource Estimate and NI 43-101 Technical Report, Manhattan Property, Nye County, Nevada” with an effective date of June 4, 2025, on Scorpio Gold’s website at https://wp-scorpiogold-2025.s3.ca-central-1.amazonaws.com/media/2025/10/SGN_Manhattan_Mineral_Resource_Estimate_-_Amended_43-101.pdf.

Figure 2. Inset Surface Plan Map of the Goldwedge, Gap Zone, and Zanzibar Trend Target Areas, with drill hole traces projected to surface and result highlights noted.

Drill Hole ID	Target Azimuth / Dip	From (m)	To (m)	Intercept¹ (m)	Gold (g/t)
26MN-109	Goldwedge	18.59	40.84	22.25	0.22
249 m	246° / -83°	73.21	81.84	8.63	0.33
		97.08	108.97	11.89	2.83
		126.00	134.72	8.72	9.46
		138.90	172.21	33.31	3.38
	including	138.90	151.79	12.89	6.90
		177.21	189.83	12.62	0.68
26MN-111	Zanzibar Trend	49.37	54.80	5.43	1.20
507 m	043° / -49°	59.19	64.62	5.43	0.92
		110.34	120.70	10.36	0.42
		152.71	157.28	4.57	0.51
26MN-112	Gap Zone	43.28	59.74	16.46	0.28
258 m	082° / -61°	106.68	114.91	8.23	0.26
		128.93	132.13	3.20	0.95
26MN-114	Zanzibar Trend	64.19	72.97	8.78	0.21
217 m	043° / -49°	84.80	85.39	0.59	3.80
		94.27	96.83	2.56	15.28
		112.13	135.33	23.20	0.98
	including	112.13	115.52	3.38	5.11
		159.90	161.45	1.55	5.50
		171.76	176.48	4.72	2.00
¹ Intervals contain no more than 3 continuous metres grading less than 0.1 g/t gold.

Table 1. Results from the current batch of drill holes. Note: There is insufficient geological information to estimate a true width for the drill intercepts reported.

Goldwedge Results:

26MN-109: This drill hole contains four significant intervals hosted within Ordovician Zanzibar Formation faulted and brecciated limestones. The first interval of 0.22 g/t gold over 22.25 m from 18.59 m has multiple feeder faults noted through the interval. The second interval of 0.33 g/t gold over 8.63 m from 73.21 m contains carbonaceous fault gouge at the start of the interval with strong brecciation and veining below. The third and fourth intervals of 2.83 g/t gold over 11.89 m from 97.08 m and 9.46 g/t gold over 8.72 m from 126.00 m contain fault breccia’s throughout, with feeder structures within their respective intervals. The headline interval is hosted within Cambrian Gold Hill Formation marbles, to 167.79 m, and Manhattan Caldera volcanics (“Volcanics”) for the remainder of the interval (to 172.21 m). This interval of 3.38 g/t gold over 33.31 m from 138.90 m, including 6.90 g/t gold over 12.89 m from 138.90 m, is strongly faulted and brecciated throughout, with stronger silicification near the top of the interval (Figure 3) and an increase in fault gouge near the bottom. A final interval of 0.68 g/t gold over 12.62 m from 177.21 m sits entirely within strongly fractured Volcanics, with vein-hosted mineralization. See cross-section A to A’ (Figure 4).

142.89 m
3.40 g/t gold over 1.16 m
144.05 m
2.47 g/t gold over 0.67 m
144.72 m
7.15 g/t gold over 1.28 m
146.00 m
2.05 g/t gold over 0.76 m
146.76 m
25.20 g/t gold over 1.07 m
147.83 m
18.51 g/t gold over 1.01 m

Figure 3. Drill hole 26MN-109, interval 142.89 m to 147.83 m, displaying Cambrian Gold Hill Formation brecciated and silicified marble with quartz-calcite epithermal veins.

26MN-109
0.22 g/t over 22.25 m
2.83 g/t over 11.89 m
9.46 g/t over 8.72 m
3.38 g/t over 33.31 m
0.68 g/t over 12.62 m
0.78 g/t over 20.06 m
26MN-048
1.25 g/t over 28.35 m
24MN-009
1.69 g/t over 55.70 m
Meta-Sediments
Volcanics
A
A'
B
B'
SCORPIO Gold Corporation
New Drilling Results
Previous Drilling Results
Geological Contacts
100 m
Gold Grades
0.05 g/t
0.1 g/t
0.2 g/t
0.5 g/t
1.0 g/t
3.0 g/t
25-Metre-Thick Section Looking to the Northwest

Figure 4. Cross-section A-A’, showing gold grades with reported intervals highlighted.

Gap Zone Results:

26MN-112: This drill hole contains three intervals within the Cambrian Gold Hill Formation. The first interval of 0.28 g/t gold over 16.46 m from 43.28 m is hosted in veins and breccias within both fine grained clastic meta-sediments (“Muds”) and marble. The later two intervals of 0.26 g/t gold over 8.23 m from 106.68 m and 0.95 g/t gold over 3.2 m from 128.93 m are both hosted within Muds with vein-hosted mineralization.

Zanzibar Trend Results:

26MN-111: This drill hole contains four intervals within the Cambrian Gold Hill Formation. The first interval of 1.20 g/t gold over 5.43 m from 49.37 m is hosted within silicified marble and transitions to Muds, from 50.02 m to 51.97 m (Figure 5). Strong epithermal breccia and veining is noted at this lithological contact in the middle of the interval. The second interval of 0.92 g/t gold over 5.43 m from 59.19 m is like the first, with marble noted until 59.86 m followed by a brecciated gouge fault contact with Muds below. Mineralization is again concentrated at the faulted lithological contact. The later two intervals of 0.42 g/t gold over 10.36 m from 110.34 m and 0.51 g/t gold over 4.57 m from 152.71 m are hosted in strongly silicified Muds. Both intervals contain feeder veins and faults.

26MN-114: This drill hole contains six intervals within the Cambrian Gold Hill Formation. The first interval of 0.21 g/t gold over 8.78 m from 64.19 m is vein hosted within Muds and sits directly above a lithological contact with a marble unit. The second interval of 3.80 g/t gold over 0.59 m from 84.80 m is a single sample with mineralization hosted in a fault within marble. The third interval of 15.28 g/t gold over 2.56 m from 94.27 m is hosted in breccia and veins within Muds and sits directly below a lithological contact with a marble unit. The fourth and fifth intervals of 0.98 g/t gold over 23.20 m from 112.13 m, including 5.11 g/t gold over 3.38 m from 112.13 m, and 5.50 g/t gold over 1.55 m from 159.90 m are entirely within Muds units. The fourth interval has an increase in brecciation and veining from the above intervals with a subtle increase in clay alteration with depth. The fifth interval is also brecciated with silica-rich shear textures noted near the bottom of the interval above a faulted lithological change. The final interval of 2.00 g/t gold over 4.72 m from 171.76 m is within a brecciated marble unit, with both mid-interval and end of interval gouge faults concentrating mineralization. See cross-section B to B’ (Figure 6).

Figure 5. Drill hole 26MN-111, interval 50.60 m to 53.13 m, displaying silicified brecciated transition zone between Cambrian Gold Hill Formation Marble and Muds.

B
B'
26MN-067
455.52 g/t over 0.49 m
1.94 g/t over 17.07 m
26MN-114
25MN-044
3.14 g/t over 49.62 m
26MN-099
2.10 g/t over 16.15 m
15.28 g/t over 2.56 m
0.98 g/t over 23.20 m
5.50 g/t over 1.55 m
2.00 g/t over 4.72 m
25MN-021
1.52 g/t over 18.14 m
Meta-
Sediments
Volcanics
SCORPIO
Gold Corporation
Gold Grades
0.05 g/t
0.1 g/t
0.2 g/t
0.5 g/t
1.0 g/t
3.0 g/t
New Drilling Results
Previous Drilling Results
Geological Contacts
50 m
26MN-090
0.81 g/t over 9.14 m
50-Metre-Thick Section
Looking to the Northwest
A
A'
B
B'

Figure 6. Cross-section B-B’, showing gold grades with reported intervals highlighted.

QA/QC

HQ sized diamond drill core samples were cut in halves, then bagged and secured with security tags to ensure integrity during transportation to the Elko, NV, MSALABS facility for preparation. For quality assurance (“QA”), unmarked coarse blanks, unmarked certified reference materials, and requested laboratory duplicates were inserted into the sampling sequence. QA samples were systematically inserted into each batch of samples, amounting to approximately 10% of the run of samples. Samples were analyzed for gold using a two-cycle PhotonAssayTM analysis method (~500 g) of crushed material (70% passing 2 mm). All MSALABS facilities comply with ISO 17025:2017.

About the Manhattan District

Manhattan, located in the Walker Lane Trend of Nevada, USA, is road accessible and lies approximately 20 kilometers south of the operating Round Mountain Gold Mine (https://www.kinross.com/operations/default.aspx#americas-roundmountain), which has produced more than 15 million ounces of gold. For the first time, the Company has consolidated Manhattan’s past-producing mines under a single entity that holds valuable permitting and water rights. Historically, Manhattan has produced approximately 700,000 ounces of gold from high-grade placer and lode operations dating from the late 1890s through to the mid-2000s.¹ The maiden mineral resource estimate (the “Maiden MRE”) covering the Goldwedge and Manhattan Pit areas of Manhattan is comprised of 18,343,000 tonnes grading 1.26 g/t gold for a total of 740,000 oz contained gold in the inferred category.²

A historical mineral resource estimate (the “Historical MRE”) covers the Black Mammoth, April Fool, Hooligan, Keystone, and Jumbo areas of Manhattan and comprises 1,652,325 tonnes grading 5.89 g/t gold for a total of 303,949 oz contained gold.³ The deposit is interpreted as a low-sulfidation, epithermal, gold-rich system situated adjacent to the Tertiary-aged Manhattan caldera in the Southern Toquima Range of Nevada. A “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) has not done sufficient work to make the Historical MRE current, and the Company is not treating the Historical MRE as current.

Notes

●	Adjacent Properties: The Company has no interest in, or rights to, any of the adjacent properties mentioned, including the Round Mountain Gold Mine, and exploration results on adjacent properties are not necessarily indicative of mineralization on the Company’s properties. Any references to exploration results on adjacent properties are provided for information only and do not imply any certainty of achieving similar results on the Company’s properties.

●	Historical Data: This news release includes historical information that has been reviewed by the Company’s qualified person. The Company’s review of the historical records and information reasonably substantiate the validity of the information presented in this presentation. The Company encourages readers to exercise appropriate caution when evaluating these data and/or results.

●	Third-Party Mineral Projects: These deposits are cited solely for geological context. The Company cautions that these properties are not necessarily adjacent to, nor does the Company or have any interest in or control over them. Although certain geological features may be similar, there is no assurance that mineralization comparable to these deposits will be discovered on any of the Company’s properties. Information regarding the aforementioned deposits is taken from publicly available sources and technical reports believed to be reliable but has not been independently verified by the Company. The Company encourages readers to exercise appropriate caution when evaluating these data and/or results.

●	Mineral Resource Estimate (MRE): All scientific and technical information relating to Manhattan pertaining to Maiden MRE contained in this news release is derived from the Technical Report dated April 23, 2026 (with an effective date of June 4, 2025) titled “Mineral Resource Estimate and NI 43-101 Technical Report” (the “Technical Report”) prepared by Matthew R. Dumala, P.Eng (BC) of Archer Cathro Geological (US) Ltd., Patrick Loury, M.Sc., CPG (AIPG) of Daniel Kunz & Associates, Annaliese Miller, LG (WA) of Geosyntec Consultants, Inc. and Art Ibrado, PhD, PE (AZ) of Fort Lowell Consulting PPLC. The information contained herein in respect of the Maiden MRE is subject to all of the assumptions, qualifications and procedures set out in the Technical Report and reference should be made to the full text of the Technical Report, a copy of which has been filed with the applicable securities regulators and is available under the Company’s profile on www.sedarplus.ca.

●	Historical MRE: A Qualified Person has not done sufficient work to make the Historical MRE current, and the Company is not treating the Historical MRE as current.

The Company considers the Historical MRE relevant as it demonstrates the presence of significant gold mineralization across multiple zones within Manhattan; however, its reliability is uncertain because it was prepared prior to the adoption of the current CIM Definition Standards and current QA/QC practices. The Historical MRE provides limited disclosure of assumptions, parameters, estimation methods, cutoff grades, and QA/QC protocols, and therefore these cannot be fully verified by the Company. The categories used in the historical estimate predate, and are not directly comparable to, current CIM Definition Standards, and the Company is not treating the Historical MRE as a current Mineral Resource Estimate. To upgrade and verify the Historical MRE in order to make it a current Mineral Resource Estimate, the Company would be required to undertake confirmatory drilling, modern QA/QC sampling, validation and digitization of historical datasets and updated geological modeling followed by the preparation of a new Mineral Resource Estimate in accordance with CIM Definition Standards and NI 43-101. The Company encourages readers to exercise appropriate caution when evaluating the Historical MRE.

All scientific and technical information relating to Manhattan pertaining to the Historical MRE contained in this news release is derived from the Technical Report dated May 1997 titled “Exploration and Pre-Production Mine Development, Manhattan District Project, Nye County” (the “Historical Technical Report”) prepared by New Concept Mining, Inc. The information contained herein in respect of the Historical MRE is subject to all the assumptions, qualifications and procedures set out in the Historical Technical Report and reference should be made to the full text of the Historical Technical Report.

●	References: (1) Strachan, D. G., and Master, T. D., 2005: Update and Revision of the Gold Wedge Project Development, Nye County. Report prepared for Nevada; Royal Standard Minerals, Inc. and dated March 31, 2005; (2) Dumala, M. R., and Lowry, P., 2025: Mineral Resource Estimate and NI 43-101 Technical Report, Manhattan Property, Nye County, Nevada. Report prepared for Scorpio Gold Corporation and dated October 23, 2025 (with an effective date of June 4, 2025); and (3) Berry, A., and Willard, P., 1997: "Exploration and Pre-Production Mine Development, Manhattan District Project, Nye County". Report prepared for New Concept Mining, Inc. and dated May 1997.

Qualified Person

The scientific and technical information in this news release has been reviewed, verified and approved by Thomas Poitras, P. Geo., Chief Geologist of Scorpio Gold, a "Qualified Person", as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects. Verification included review of laboratory certificates, review of field logs and chain-of-custody records, inspection of blank/standard/duplicate performance, and review of collar and down-hole survey data. No limitations or failures to verify were identified.

About Scorpio Gold Corp.

Scorpio Gold holds a 100% interest in the Manhattan District located in the Walker Lane Trend of Nevada, USA. Scorpio Gold's Manhattan District is ~4,780-hectares and comprises the advanced exploration-stage Goldwedge Mine, with a 400 ton per day maximum capacity gravity mill, and four past-producing pits that were acquired from Kinross in 2021 (see news release dated March 25, 2021 https://scorpiogold.com/news/scorpio-gold-closes-purchase-of-kinross-manhattan-property-nye-county-nevada/). The consolidated Manhattan District presents an exciting late-stage exploration opportunity, with over 140,000 metres of historical drilling, significant resource potential, and valuable permitting and water rights.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD OF SCORPIO GOLD CORPORATION

Zayn Kalyan, Chief Executive Officer and Director
Tel: (604)-252-2672
Email: zayn@scorpiogold.com

Investor Relations Contact:
Kin Communications Inc.
Tel: (604) 684-6730
Email: SGN@kincommunications.com

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TSXV: SGN | OTC: SRCRF | FSE: RY9

Forward-Looking Statements

This news release contains statements that constitute “forward-looking statements” or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management as of the date of this news release.

Forward-looking statements in this news release include, among others, statements relating to: the timing, scope and interpretation of assay results; potential for resource growth and discovery; the potential continuity, extent, grade and characteristics of mineralization along the Reliance Trend, Black Mammoth, Gap Zone, Zanzibar Trend and Mustang Hill; the intended follow-up exploration activities and timing thereof; the Company's exploration plans and objectives; expected future drilling programmes; anticipated timing of future disclosures and announcements; and other statements that are not historical facts. In making the forward-looking statements in this news release, the Company has applied several material assumptions, including: that the Company will be able to obtain sufficient financing to complete planned exploration activities; that the Company will be able to obtain necessary permits and regulatory approvals in a timely manner; that exploration results will be consistent with management's expectations; that general business and economic conditions will not change in a materially adverse manner; that equipment and qualified personnel will be available when required; and that the Company's interpretations of geological data are accurate. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: the Company may require additional financing from time to time in order to continue its operations, which may not be available when needed or on acceptable terms and conditions; the inherent risks involved in the exploration and development of mineral properties, including uncertainties related to the interpretation of drill results and other geological data; fluctuations in commodity prices; compliance with extensive government regulation and changes in domestic and foreign laws and regulations that could adversely affect the Company’s business and results of operations; uncertainties related to obtaining necessary permits and regulatory approvals; risks related to the Company's ability to retain key personnel; environmental risks and hazards; title matters and surface rights issues; competition in the mining industry; the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company’s securities, regardless of its operating performance; and other risks and uncertainties disclosed in the Company's public filings.

The forward-looking information contained in this news release represents the expectations of the Company as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.